UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 27, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-49634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on March 27, 2009, entitled “VODAFONE APPOINTS SAMUEL JONAH AS NON-EXECUTIVE DIRECTOR”.

27 March 2009

VODAFONE APPOINTS SAMUEL JONAH AS NON-EXECUTIVE DIRECTOR

Vodafone Group Plc (“Vodafone”) announces that Samuel Esson Jonah KBE, OSG has been appointed as a Non- Executive Director with effect from 1 April 2009.

Samuel Jonah, aged 59, is one of Africa’s leading businessmen. He is currently Executive Chairman of Jonah Capital (Pty) Limited, an investment holding company in South Africa, and is former President of AngloGold Ashanti Limited. Born and educated in Ghana, in 1977 he obtained a Master’s degree in Management from Imperial College, London, following which he worked for Ashanti Goldfields. He became CEO of the company in 1986.

An Honorary Knighthood was conferred on him by Her Majesty the Queen in 2003 and in 2006 he was awarded Ghana’s highest national award, the Companion of the Order of the Star.

Sam Jonah serves on the boards of various public and private companies, including The Standard Bank Group, and he was formerly a director of Lonmin and a member of the Advisory Council of the President of the African Development Bank. He brings extensive experience of business in Africa, particularly South Africa and Ghana where Vodafone has made important investments recently. He is also an adviser to the Presidents of Ghana, South Africa, Nigeria and Zambia.

Sir John Bond, Chairman of Vodafone, commented “I am delighted to welcome Sam Jonah to the Vodafone Board. He will make a great contribution to our company and I look forward to working with him”.

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For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 27, 2009	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary